



AndeanSun Small Business Bond™

Bond Terms:

Bond Yield: 8%

Maximum Raise Amount: $100,000

Offering End Date: June 2, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name:AndeanSun Corp.

Founded: 2001

Address: 342 S Washington Blvd #253 Sarasota, FL 34236

Industry: Novelty Items

Employees: 3

Website: https://andeansunyarns.com

Use of Funds Allocation:

If maximum raise is met:

· (75%) $75,000- Towards the refinance of their higher interest debts
· (21.5%) $21,500- Towards inventory
· (3.5%) $3,500- Towards SMBX raise fees

Social:

Facebook: 5 K Followers



YARN

Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$ 770,268	$ 511,299
Cash & Cash Equivalents	$ 259,493	$ 76,822
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 531,871	$ 367,988
Long-term Debt	$ 560,104	$ 453,298
Revenues / Sales	$ 1,139,223	$ 974,066
Cost of Goods Sold	$ 419,220	$ 216,532
Taxes & Licenses	$7,346	$ 8,054
Net Income	$ 43,550	$ 42,047
Gross Margins	36%	43%

Recognition:

- Over 3000 5-star reviews on Amazon
- 300 projects on Ravelery
- 5000+ Facebook Followers

About

AndeanSun Yarns is a small business founded in 2001 in Peru and now based in Sarasota, Florida. They offer the highest quality of baby alpaca and alpaca yarn blends in the United States. Made from premium fibers and sustainable practices, this yarn is a joy to use whether you're weaving, creating textile art, knitting garments, or crocheting amigurumi. Crafting a more caring world is their passion and focus.

They offer a variety of products ranging from skein (traditional single balls of yarn), to wholesale, and even knitted wares. Each of these product lines offers unique value to customers. AndeanSun yarns are featured with the highest customer ratings on Ravelry, the most important online community for knitters, crocheters, spinners, weavers, and dyers. They are also the best seller luxury yarns at Amazon, and can be bought directly from their own website.

Skeins - If you're looking for balls of amazing yarn, look no further than AndeanSun offering a fabulous range of yarns in blends and 100% Baby Alpaca in a wide range of colors that every year incorporates the most fashionable in the industry.

Wholesale - Since 2002 AndeanArt has been supplying business around the world with the most extensive selection of alpaca products at wholesale.

Retail Knitted Wares - AndeanSun sells a variety of socks, gloves, scarves, shawls, throws, and capes directly to consumers through Amazon.

Why alpaca? Simple, it's soft against the skin, provides excellent stitch definition, is hypoallergenic, odor-resistant, naturally moisture-wicking, antimicrobial and it keeps you warmer than wool while still allowing the fabric to breathe. Alpaca yarn is fun to knit and crochet with and combines all the finest characteristics of all the finest fibers.

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